UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BX SPACES LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
April 5, 2018

Physical address of issuer
203 Harrison Place, Suite 301, Brooklyn, NY 11237

Website of issuer
www.bxspaces.com

Name of intermediary through which the Offering will be conducted
OpenDeal Inc. dba "Republic"

CIK number of intermediary
0001672732

SEC file number of intermediary
007-00046

CRD number, if applicable, of intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
PrimeTrust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest

A commission equivalent to 2% of the Securities being issued in this Offering

Type of security offered

Units of Crowd SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered

50,000

Price (or method for determining price)

$1.00

Target offering amount

$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☑ First-come, first-served basis

☐ Other:

Maximum offering amount (if different from target offering amount)

$1,070,000.00

Deadline to reach the target offering amount

March 10, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

0

	Most recent fiscal year-end (December 31, 2017)*	Prior fiscal year-end (December 31, 2016)
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$0.00	$0.00

*The Company is a newly formed entity and the financial summary of the Company does not include the financial status of any of its affiliates.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

December 7, 2018

FORM C

Up to $1,070,000.00

BX SPACES LLC



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by BX SPACES LLC, a Delaware limited liability company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $10.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion, subject to the Intermediary's terms of service). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities—The Securities*". In order to purchase Securities, a prospective investor must complete the purchase process through the Intermediary's portal. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Inc. dba "Republic" (the "Intermediary"). The Intermediary will be entitled to receive 6% of the cash proceeds and 2% of the Securities being issued in this Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount	$10.00	$0.60	$9.40
Aggregate Minimum Offering Amount	$50,000.00	$3,000.00	$47,000.00
Aggregate Maximum Offering Amount	$1,070,000.00	$64,200.00	$1,005,800.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) OpenDeal Inc. dba "Republic" will receive 2% of the Securities being issued in this Offering in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.bxspaces.com no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is December 7, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE

ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE PURCHASER LIVES WITHIN CANADA, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: www.bxspaces.com.

The Company must continue to comply with the ongoing reporting requirements until:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

BX SPACES LLC (the "Company") is a Delaware limited liability company, formed on April 5, 2018.

The Company is located at 203 Harrison Place, Suite 301, Brooklyn, NY 11237.

The Company's website is www.bxspaces.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to the Securities, you should only consider the information contained in this Form C.

The Property

The following properties are managed by affiliates of the Company:

Property name	Address	Property type
Bx1	44 Stewart Avenue, 3rd Flr, Brooklyn, NY 11237	Leasehold on industrial real estate
Bx2	362 Jefferson Street, 2nd & 3rd Flrs, Brooklyn, NY 11237	Leasehold on industrial real estate
Bx3	203 Harrison Place, 3rd Flr, Brooklyn, NY 11237	Leasehold on industrial real estate

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of Crowd SAFE outstanding after Offering (if minimum amount reached)	50,000*
Maximum amount of Units of Crowd SAFE	1,070,000
Total Units of Crowd SAFE outstanding after Offering (if maximum amount reached)	1,070,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$10.00
Offering deadline	March 10, 2019
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	The Securities have no voting rights at present or when converted (please see page 37 hereof).

*The total number of SAFEs outstanding is subject to increase in an amount equivalent to OpenDeal Inc. dba Republic's commission of 2% of the Securities issued in the Offering.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were organized under the laws of Delaware on April 5, 2018. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of managers, its executive officers and key employees and the loss of any one of them could affect the Company's business.

In particular, the Company is dependent on Alexander Golimbu, Vincent Benedetto, and Rafael Alvarez who are Chief Strategy Officer, Chief Operating Officer, and Chief Executive Officer, respectively, of the Company. The Company has or intends to enter into employment agreements with Alexander Golimbu, Vincent Benedetto, and Rafael Alvarez, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Alexander Golimbu, Vincent Benedetto, and Rafael Alvarez or any member of the board of managers or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such persons.

The Company is dependent on Alexander Golimbu, Vincent Benedetto, and Rafael Alvarez in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Alexander Golimbu, Vincent Benedetto, and Rafael Alvarez die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

If we fail to attract and retain enough sufficiently trained customer service staff and other personnel to support our operations, our business and results of operations may be harmed.

We operate affiliate companies whose success depends on the hiring and retention of well-trained customer service professionals. Our failure to attract, train and retain customer service staff with the qualifications necessary to fulfill the needs of our existing and future affiliates may harm our business and results of operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate services and/or the coworking industry for qualified personnel. We have, from time to time in the past, experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. We must hire and train qualified managerial and other employees on a timely basis to keep pace with our rapid growth while maintaining consistent quality of services across our operations in various geographic locations. We must provide continued training to our managerial and other employees so that they are equipped with up-to-date knowledge of various aspects of our operations and can meet our demand for high-quality services. If we fail to do so, the quality of our services may decline. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

The development and commercialization of our properties is highly competitive and there is no guarantee that our investment in such property will be profitable.

We face competition with respect to any properties that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our inability to successfully develop properties, or our inability to do so at the current market pace, may affect our business and profitability.

Fluctuations in the mix of customer demand for our various types of offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

We plan to develop current properties and invest in new properties, which carries risk of uncertainty and expansion concerns.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the real estate markets are not fully developed. In developing and marketing new properties, we may invest significant time and resources. Initial timetables for the development of new properties may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new properties consistent with industry trends or consumer expectations, or those new properties may not achieve market acceptance. As a result, we could lose business, be forced to price real estate leases on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide building materials for our real properties and any negative events that occur between us and these providers could affect our business.

We depend on suppliers and subcontractors to build out the leased properties so as to meet our customers' needs and expectations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with our customers' requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies from whom we purchase building materials do not provide items that meet required specifications or satisfy our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular item.

We depend on third-party service providers for a variety of services and we outsource a number of our non-core functions and operations and therefore may experience disruptions beyond our control.

In certain instances, we rely on single or limited service providers and outsourcing vendors because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services the loss of whom may affect our business operations.

We obtain these materials from a limited number of vendors, some of whom do not have a long operating history or may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state and federal levels, which may subject us to legal risk and significant costs.

Compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Our online operations rely upon the secure transmission of confidential information over public networks operated by third parties, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We may collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, and damage to our locations, premises, facilities, workspaces, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We rely on various intellectual property rights, including trademarks in order to operate our business, which may not be sufficiently broad or otherwise may not provide us a significant competitive advantage.
The Company relies on various trademarks that have been registered by Brooklyn Brush Studios, LLC, the entity operating Bx2, which has granted a perpetual license to the Company to use the trademarks. The steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey a competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, accruals, and expense amounts for non-income based taxes and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

- changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;
- our ability to effectively manage our working capital;
- our ability to satisfy consumer demands in a timely and cost-effective manner;
- pricing and availability of labor and materials;
- our inability to adjust certain fixed costs and expenses for changes in demand;
- shifts in geographic concentration of customers, supplies and labor pools; and
- seasonal fluctuations in demand and our revenue.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

In general, demand for our coworking space is correlated with general economic conditions, including the cost of real estate, which leaves us susceptible to economic downturns.

General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our coworking space. For example, a portion of our revenue is derived from both discretionary and non-discretionary spending by individuals and small businesses. During times of economic instability discretionary spending typically falls. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we may have increased vacancy as a result. An increase in vacancy may result in declines in prices for our coworking space.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to use coworking space. Demand for these coworking spaces tends to be tied to economic and business cycles. Increases in the unemployment rate, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Our inability to enter into renewal or new agreements with customers on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.
Our properties generate revenue through fees charged to our customers who use the coworking spaces at our properties. Upon the expiry of any customer agreement, there can be no assurance that the agreement will be renewed or the customer replaced. The terms of any renewal or replacement agreement may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major customer ceases to be a customer and cannot be replaced on similar or better terms or at all.

If customer fees in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.
The success of our business model will substantially depend on conditions in the coworking space market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

In the future, if we begin obtaining real estate assets, and the recoverable values of our inventory of real estate assets were to drop below the book value of those properties, we would be required to write-down the book value of those properties, which would have an adverse effect on our balance sheet and our earnings.
If we were to purchase any real estate assets and the market values of such properties were to drop below their book value, we may be required to write-down the book value of those properties. A write-down of one of our properties would decrease the value of the property on our balance sheet and would reduce our earnings for the period in which the write-down is recorded.

Inflation or deflation may adversely affect our results of operations and cash flows.
Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on customer fees and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

We depend on customers, and a bankruptcy, insolvency or inability to pay fees by any of our customers could result in a decrease in our rental income, which could have an adverse effect on us.
The inability of a single significant customer or multiple customers to pay rent or the bankruptcy or insolvency of such customer(s) may adversely affect the income produced by our properties. If any of these

customers were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through customer improvement allowances and other concessions that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

The financial distress, default or bankruptcy of our customers would have an adverse effect on our business.

The financial distress, default or bankruptcy of our customers may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including eviction or other legal proceedings related to or resulting from the customer's default. These risks are greater with respect to certain of our customers who may have purchased multiple workspace units. If a customer files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the customer. If our customers do not perform their obligations; or we are unable to renew existing agreements and to promptly recapture and re-sell those workspaces; or if agreement terms upon renewal are less favorable than current or historical agreement terms; or if the values of the workspaces that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from customer financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

The properties have been significantly modified for use by specific customers, which may require significant alteration when such customer leaves.

In order to accommodate certain customers we have modified or allowed such customer to modify the applicable workspace for such customer's specific use. If such customer ceases to be a customer of the Company, the workspace will likely require significant alteration to appeal to a new customer. Such alterations could be time consuming and costly and would result in increased capital expenditures and loss of rental income, which would adversely affect our business and results of operations.

Insurance held by the customers may be insufficient to cover damage and/or losses, which may force the Company to pay for repairs.

Although we strongly encourage our customers to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. If there is damage caused to a property and the customer does not have sufficient insurance, we may have to pay for replacements or repairs in order to restore the property to its prior condition. In such case, the applicable customer may not be able to indemnify or reimburse us for such replacement or repair expenses, which could adversely affect our business and results of operations.

We may obtain only limited warranties when we purchase or lease a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of or diminish the useful business purpose of our property.

The seller or lessor of a property often sells or leases such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, lease or purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase or lease of properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of revenue from that property, which could negatively affect our business and the value of your investment.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Risks Related to the Securities

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE. Because the Units of Crowd SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of a return on Purchaser's investment.

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Purchasers will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy agreement that will provide that Series B-CF Shadow Security holders vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders unless Purchaser has made a timely repurchase request after the seventh anniversary of the Security and the Company has failed to repay the Purchaser in cash, instead providing repayment in the form of a debenture.

In a dissolution or bankruptcy of the Company, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted. In the event the Purchaser has requested a repayment of the Security as described in the section with the heading *Purchasers may demand that the Company repurchase his or her Securities it certain circumstances, but there is no guarantee that such request will provide a return on the Purchaser's investment or that this right will be without limitations*, and the Purchaser's Investment Amount is repaid in a debenture issued by the Company, the Investor's outstanding Investment Amount will have the priority of a debt holder with no priority over secured debt holders.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other security instruments, the Securities provide for the demand of repayment only in limited circumstances. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and only in limited circumstances, such as a liquidity event or pursuant to a right to repurchase, may the Purchasers demand payment. Even if a Purchaser demands repayment, such payments will be limited to the amount of cash available to the Company or may be paid in Company debentures. Such debentures may only be declared in default by a Purchaser at the earlier to occur of (x) an Equity Financing, (y) a Liquidity Event, or (z) a Dissolution Event, with all maturity events, as defined by the Security.

Purchasers may demand that the Company repurchase his or her Securities it certain circumstances, but there is no guarantee that such request will provide a return on the Purchaser's investment or that this right will be without limitations.
Purchasers may request that the Company repurchase the Purchaser's Securities if after the seven-year anniversary of the Investment Date (as defined in the Security) the Security has not terminated pursuant to its terms. If such a demand is made, there is no guarantee that the Company will have sufficient funds to repay the Purchaser's investment. If the Company is unable to pay all Purchasers who make such a request, then the Company may either provide (i) a combination of cash and debentures nominally equaling the face value of such Purchaser's Security, with such debenture accruing interest at 10% annual simple interest <u>or</u> (ii) issue to the Purchaser a debenture for each such Purchaser's entire investment, accruing interest at 10% annual simple interest. Such debenture will be considered a debt instrument without any priority, may never be repaid by the Company and may only be declared in default by a Purchaser at the earlier to occur of (x) an Equity Financing, (y) a Liquidity Event, or (z) a Dissolution Event, with all maturity events, as defined by the Security. Therefore, if a repurchase request is made in accordance with the terms of the Security, there is no guarantee that the Purchaser making such request will recoup its entire investment amount.

Purchasers are solely responsible for keeping track of the seven-year anniversary deadline to request that the Company repurchase his or her Securities, and, if such a request is not made, the Purchaser will not be able to make the request at all.
The Company will not provide any notification to a Purchaser regarding his or her right to request the Company repurchase his or her Securities other than as provided in this Form C and in the Security itself. If the Purchaser does not make a request within the Repurchase Period (as defined in the Security), then the Purchaser will not be able to make such a request. The Company is under no obligation to respond to, accept, or otherwise acknowledge a request made outside of the Repurchase Period.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

PROPERTY AND THE BUSINESS

The Company, and its affiliates, currently manages three (3) real properties, each described below, and plans to acquire a fourth property, which will be determined based on the success of this Offering.

Description of the Property's Managed by the Company and its affiliates:

Bx1

A leasehold on the Bx1 was acquired on August 2, 2018. There have been no material changes to the property since purchase. The property was already built-out as a fully operational Bx coworking space under the prior leasehold of the premises by the Company founder, Rafael Alvarez.

Property Manager
The Company self-manages the property.

Property Revenue
Bx1 generates revenue by selling coworking space it has built at the premises. It began generating revenue approximately four (4) months after commencement of the original leasehold of the premises in June 2003.

Property Condition
Good.

Competition
There is a robust community of the Company's target customers seeking coworking space located in the geographic area where the property is situated.

Financing
A leasehold on the Bx1 property has already been acquired. The cost of maintenance and upkeep of the Bx1 property is paid from the proceeds generated from the monthly rent revenue.

Customers
The current occupancy rate of the property is 92.2%. The average dollar amount of monthly rent revenue for Bx1 for the fiscal year ending December 31, 2017 is $20,344.00.

Regulation
Bx1 is subject to the following regulations:

Government agency	Type of approval	Grant Date
New York City Department of Buildings	Building Permit	November 26, 2013

Ownership of Bx1

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Bx1 and the percentage owned:

Name	% owned
Rafael Alvarez	100%

Other Property Information
None

Bx2
A leasehold on the Bx2 property was acquired on April 1, 2011. Since that time, the Company and its affiliates conducted a complete buildout of operational coworking space and installed a roof deck at the premises.

Property Manager
The Company self-manages the property.

Property Revenue
Bx2 generates revenue by selling coworking space it has built at the premises. It began generating revenue approximately four (4) months after commencement of the leasehold of the premises.

Property Condition
Good.

Competition
There is a robust community of the Company's target customers seeking coworking space located in the geographic area where the property is situated.

Financing
A leasehold on the Bx2 property has already been purchased. The cost of maintenance and upkeep of the Bx2 property is paid from the proceeds generated from the monthly rent revenue.

Customers
The current occupancy rate of the property is 93.6%. The average dollar amount of monthly rent revenue for Bx2 for the fiscal year ending December 31, 2017 is $22,221.00

Regulation
Bx2 is subject to the following regulations:

Government agency	Type of approval	Grant Date
New York City Department of Buildings	Building Permit	August 26, 2011

Ownership of Bx2
The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Bx2 and the percentage owned:

Name	% owned
Rafael Alvarez	50%
Vincent Benedetto	50%

Other Property Information
None

Bx3

A leasehold on the Bx3 property was acquired on June 1, 2013. Since that time, the Company and its affiliates conducted a complete buildout of an operational coworking space.

Property Manager
The Company self-manages the property.

Property Revenue
Bx3 generates revenue by selling coworking space it has built at the premises. It began generating revenue approximately four (4) months after commencement of the leasehold of the premises.

Property Condition
Good.

Competition
There is a robust community of the Company's target customers seeking coworking space located in the geographic area where the property is situated.

Financing
The leasehold on the Bx3 property has already been acquired. The cost of maintenance and upkeep of the Bx3 property is paid from the proceeds generated from the monthly rent revenue.

Customers
The current occupancy rate of the property is 96.7%. The average dollar amount of monthly rent revenue for Bx3 for the fiscal year ending December 31, 2017 is $36,750.00.

Regulation
Bx3 is subject to the following regulations:

Government agency	Type of approval	Grant Date
New York City Department of Buildings	Building Permit	July 18, 2013

Ownership of Bx3
The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in Bx3 and the percentage owned:

Name	% owned

Mario Kasouto	35%
Vincent Benedetto	25%
Rafael Alvarez	25%
Gerardo Alvarez	15%

Other Property Information
None

Bx4

The Bx4 property will be another property that the Company plans to acquire. While the Company has several properties in mind, the ultimate decision of which property will become Bx4 will depend on the amount raised in the Offering and other fundraising activities conducted by the Company. Purchasers should note that the Bx4 property has not been acquired by the Company or its affiliates and there can be no assurances the Bx4 property will be acquired by the Company regardless of the success of the Offering.

Property Manager
If the property is acquired, either through a lease or a purchase agreement, the Company would self-manage it.

Property Revenue
If the property is acquired, Bx4 will generate revenue by selling coworking space it will build at the premises. It expects to begin generating revenue approximately four (4) months after commencement of the leasehold of the premises.

Property Condition
TBD depending upon condition of premises at time of acquisition/lease.

Competition
Although the location is still to be determined based on the Offering, the Company will search for a robust community of its target customers, which may increase the likelihood of competitive enterprises.

Financing
Depending upon the final amount of funds raised in the Offering, the Company may require additional funding to acquire a leasehold for Bx4 and/or to commence buildout of the coworking space at the premises.

Customers
There are currently no customers that pay rent to the Company.

Regulation
Bx4 is subject to the following regulations:

Government agency	Type of approval	Grant Date
New York City Department of Buildings	Building Permit	TBD based on the Offering and subsequent financing, if necessary

Ownership of Bx4
There are currently no owners of Bx4 affiliated with the Company or its affiliates.

Other Property Information
None

Business Plan
The Company acquires class C industrial real estate, by purchase or leasehold, and converts the real estate into a coworking space, which is then offered to artists, makers, technologists, and other creators whose specialization is not suited for the traditional coworking office in class A commercial real estate. The Company generates revenue by selling month-to-month term coworking spaces allowing customers access to physical workspaces as well as customer events and programming. The Company currently operates three (3) coworking locations in Brooklyn, NY, totaling 173 workspace units. The company has a current aggregate occupancy rate of 93%.

Litigation
None

Intellectual Property

The Company is dependent on the following intellectual property:

Trademarks

The Company owns, or has been granted a license to, the following Trademarks:

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
87752217	IC 041. US 100 101 107. G & S: Provision of facilities for artists' studios and exhibits for rental by artists, artisans, crafters, and makers.	BX	January 11, 2018	July 24, 2018	USA
87752272	IC 041. US 100 101 107. G & S: Provision of facilities for artists' studios and exhibits for rental by artists, artisans, crafters, and makers.	B[X]	January 11, 2018	July 24, 2018	USA
87752344	IC 041. US 100 101 107. G & S: Provision of facilities for artists' studios and exhibits for rental by artists, artisans, crafters, and makers.	B[X]	January 11, 2018	July 24, 2018	USA
87752352	IC 041. US 100 101 107. G & S: Provision of facilities for artists' studios and exhibits for rental by artists, artisans, crafters, and makers.	space to create	January 11, 2018	July 24, 2018	USA

The trademarks listed above were registered by Brooklyn Brush Studios, LLC, the entity operating Bx2, which has granted a perpetual license to the Company to use the marks.

Other

The Company currently conducts business only in New York.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$3,000	6.00%	$64,200
Estimated Attorney Fees	10.00%	$5,000	0.50%	$5,350
Estimated Accountant/Audit or Fees	30.00%	$15,000	1.40%	$15,000
General Marketing	0.00%	$0	0.93%	$10,000
Reconstruction of Newly Leased Real Property	0.00%	$0	72.63%	$777,000
Leasehold of Real Property	54.00%	$27,000	6.54%	$70,000
General Working Capital	0.00%	$0	12.00%	$128,450
Total	**100.00%**	**$50,000**	**100.00%**	**$1,070,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the Offering and are due in advance of the closing of the Offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds as necessary pursuant to the business judgment of the Company to fund expansion or ongoing operations of the Company.

MANAGERS, OFFICERS AND EMPLOYEES

Managers and Officers

The managers and officers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications. As the Company is a limited liability company, these Managers are also the Officers of the Company.

Name
Rafael Alvarez

All positions and offices held with the Company and date such position(s) was held with start and ending dates

- BX Spaces LLC (2018 – Present); CEO, Founder
- Brush Experience II, LLC (Bx1) (January 2017 – Present); CEO, Founder
- Brush Experience, LLC (January 2017 – January 2018); Member
- REmerge Studios II, LLC (Bx3) (May 2013 – Present); CEO, Founder
- Brooklyn Brush Studios, LLC (Bx2) (April 2011 – Present); CEO, Founder, Member
- Sole proprietor of property now known as Bx1 (June 2008 – January 2017) (originally, Bx1 was a sole proprietorship, and it is now a sole member LLC, known as Brush Experience II, LLC).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- BX Spaces LLC (April 2018 – Present); CEO, Founder. Responsible for general direction and company vision, expansion location selection, construction management and space design; management of executive staff.
- Brush Experience II, LLC (January 2017 – Present); CEO, Founder. Responsible for general direction and company vision, manage day-to-day operations of Bx1 location.
- REmerge Studios II, LLC (May 2013 – Present) CEO, Founder. Responsible for general direction and company vision, construction management and space design; management of executive staff.
- Brooklyn Brush Studios, LLC (April 2011 – Present); CEO, Founder. Responsible for general direction and company vision, expansion location selection, construction management and space design; management of executive staff.
- Sole proprietor of property now known as Bx1 (June 2008 – January 2017); Responsible for general direction and company vision, expansion location selection, construction management and space design; management of day-to-day operations of Bx1 location.
- Brush Experience LLC (January 2017 – January 2018); Member.

Education
B.S Civil Engineering, Manhattan College 1995

Name
Vincent Benedetto

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- BX Spaces, LLC (2018 - Present); COO, Founder
- REmerge Studios II, LLC (Bx3) (2013 - Present); COO, Founder
- Brooklyn Brush Studios, LLC (Bx2) (2011 - Present); COO, Founder
- Blauvelt Quality Care Physical Therapy, PC (2008 - Present); President / Physical Therapist

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- BX Spaces, LLC (2018 - Present); COO, Founder. Manage day-to-day operations; lead and manage third-party partner/vendor relationships.
- REmerge Studios II, LLC (2013 - Present); COO, Founder. Manage day-to-day operations; lead and manage third-party partner/vendor relationships; manage Bx workspaces facilities and location management staff.
- Brooklyn Brush Studios, LLC (2011 - Present); COO, Founder. Manage day-to-day operations; lead and manage third-party partner/vendor relationships; manage Bx workspaces facilities and location management staff.
- Brush Experience LLC (January 2017 – January 2018); Member.
- Blauvelt Quality Care Physical Therapy, PC (2008 - Present); President, Physical Therapist. Evaluation and treatment of patients for orthopedic and sports-related injuries.

- All Star Physical Therapy, PA (2005 - 2016); Vice-President, Physical Therapist. Evaluation and treatment of patients for orthopedic and sports-related injuries.
- Infinite Services, Inc. (March 2018 - June 2018); Home Care Physical Therapist. Evaluation and treatment of patients suffering from physical disability due to injury, disease, or surgery in a home care environment.

Education
- BS/MS in Physical Therapy, D'Youville College (Buffalo, NY), 2001
- Doctorate of Physical Therapy, D'Youville College (Buffalo, NY), 2012
- New York State Physical Therapy License, 2002 - Present
- New Jersey State Physical Therapy License, 2002 - Present

Name
Alexander Golimbu

All positions and offices held with the Company and date such position(s) was held with start and ending dates
- BX Spaces, LLC (2018 - Present); Chief Strategy Officer, General Counsel, Founder.
- REmerge Studios II, LLC (Bx3) (May 2017 - Present); Chief Strategy Officer, General Counsel.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
- BX Spaces, LLC (2018 - Present); Chief Strategy Officer, General Counsel, Founder. Develop strategic plans to implement corporate directives and missions; legal officer of Company.
- REmerge Studios II, LLC (Bx3) (May 2017 - Present); Chief Strategy Officer, General Counsel Develop strategic plans to implement corporate directives and missions; legal officer of Company.
- Brush Experience LLC (November 2017 – January 2018); Member.
- Qmee Ltd (October 2016 – April 2017); President, North America Spearhead and lead US expansion of mid-stage UK startup
- Out There (October 2015 – March 2017); Head of Digital Managed and oversaw the agency's digital marketing client teams.

Education
- Juris Doctorate, New York Law School, 1994
- BS Economics, Boston College, 1990
- New York State Bar Admission, 1995
- New Jersey Bar Admission, 1994 (Ret.)

Indemnification
Indemnification is authorized by the Company to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company does not currently have employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Membership Units/Membership Interests
Amount outstanding	100,000
Voting Rights	Right to vote on the business affairs of the Company with each membership unit conferring ten votes.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Company may decide to issue additional membership units, which may dilute the ownership and value of the Securities when converted.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

The Company has the following debt outstanding:

Type of debt	Accounts Payable (security deposits from customers)
Name of creditor	Each of our active customers is a creditor
Amount outstanding	$197,598 (as of December 31, 2017)
Interest rate and payment schedule	None
Amortization schedule	None
Describe any collateral or security	None
Maturity date	Upon each customer's termination of the lease
Other material terms	None

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Class A Membership Units	100,000	$0.00	The proceeds were the services rendered by the receiving party or interests in the properties now known as Bx1, Bx2, and Bx3.	April 5, 2018	Section 4(a)(2)

Ownership of the Company

The Company is currently owned by the three founders, which are Rafael Alvarez, Vincent Benedetto and Alexander Golimbu.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned (based on voting power) Prior to Offering
Rafael Alvarez	43.8%
Vincent Benedetto	31.3%
Alexander Golimbu	25.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company generates substantially all of its revenue from the sale of the use of its coworking spaces. The Company's primary expenses are rent, facilities maintenance costs, staff labor, and utilities. These expenses have generally increased year-over-year due to contractual lease obligations for rent escalations, market conditions and normal business cycles.

The Company intends to obtain profitability in the next 12 months by efficiently launching an additional Bx location with extensive pre-opening promotion and marketing to maximize opening day occupancy rate and achieve maximum occupancy within the Company's 6-month post-opening target.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. The influx of capital will assist the Company in its ongoing expansion plans. The proceeds will have a positive material effect on the Company's liquidity and will be used to execute upon the Company's plan to build its next additional location.

The Company does not have any additional sources of capital other than the proceeds from the Offering. The sale of the use of coworking space to prospective customers and the fees for each of the Bx coworking spaces are allocated to the underlying limited liability companies operating each coworking space.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future other than the acquisition of the property which will be known as Bx4.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 10, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with PrimeTrust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

In the event two multiples of the Target Offering Amount is reached prior to March 10, 2019, the Company may conduct the first of multiple closings of the Offering early, provided all Purchasers will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Purchasers who committed on or before such notice will have until the 48 hours prior to the new offering deadline to cancel their investment commitment.

In the event the Company does conduct one of multiple closings, the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct a closing if there will be more than 21 days remaining before March 10, 2019.

The Company may only conduct another closing before March 10, 2019 if at the time of such proposed closing (i) the amount of investment commitments to the Offering exceeds two multiples of the collective amount committed at the time of the last closing, and (ii) more than 21 days remain before March 10, 2019.

The Company has agreed to return all funds to Purchasers in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closings.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $10.00.

The Offering is being made through OpenDeal Inc. dba "Republic", the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIMETRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees
6.0% of the amount raised

Stock, Warrants and Other Compensation
2% of the Securities being issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities for the purpose of this Offering.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), we will have 100,000 membership interests outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Purchasers to any dividends.

Conversion

Upon each future equity financing of greater than $7,500,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $25,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $25,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Right of Repurchase
If at the seven-year anniversary of the Investment Date (as defined in the Security) the Security has not terminated, the Purchaser will have ninety calendar days from such anniversary to notify the Company in writing of the Purchaser's desire for the Company to repurchase the Security for a 1.5x return on investment. Upon the expiration of the ninety calendar days from the anniversary, the Company will have fifteen calendar days to pay the Purchaser the amount due. If the Company does not have sufficient liquid funds to pay all Purchasers who make such a request in full, then the Company may provide (i) a combination of cash and debentures nominally equaling the face value of such Purchaser's Security, or (ii) issue to the Purchaser a debenture for each such Purchaser's entire investment. The debenture will have the face value of either the partial or full Repurchase Amount, as applicable, and annual simple interest of ten-percent (10%) and a maturity of the earlier to occur of (x) an Equity Financing, (y) a Liquidity Event, or (z) a Dissolution Event (all maturity events, as defined by the Security).

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The Company does have voting agreements in place. There are agreements among the founding members to vote their shares so the founders remain on the board of managers for as long as they remain members in the Company.

The Company does have shareholder/equity holder agreements in place. The Company has issued a class of securities that confer onto the unit holder ten (10) votes per unit. Three members hold such units and may control the management of the Company.

Anti-Dilution Rights
The Securities may convert into a number of CF Shadow Securities based on a designated valuation cap, which is a type of anti-dilution right. However, future equity financings may still dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Brooklyn Brush Studios, LLC (Bx2) and Remerge Studios II, LLC (Bx3)
Relationship to the Company	The operating companies for Bx2 and Bx3 are controlled by two of the founders of Bx Spaces LLC, Rafael Alvarez and Vincent Benedetto.
Total amount of money involved	$0.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	On a small number of occasions over the past four years, for convenience's sake, the operating companies for Bx2 and Bx3 purchased supplies or materials in bulk that were apportioned for use among both those locations. In order to properly reflect each building's accounting, those transactions were booked as intercompany loan accounts, although no money was actually lent between the companies. This was to record that one Op Co owed the other Op Co for purchases made on its behalf.

Intellectual Property

Related Person/Entity	Brooklyn Brush Studios, LLC (Bx2)
Relationship to the Company	Brooklyn Brush Studios, LLC, is controlled by two of the founders of Bx Spaces LLC, Rafael Alvarez and Vincent Benedetto.
Total amount of money involved	$1.00
Benefits or compensation received by related person	$1.00
Benefits or compensation received by Company	Right to use the b[x] trademarks.
Description of the transaction	The Company has licensed the b[x] trademarks for its perpetual worldwide use in any medium or for any purpose to promote the b[x] brand from the registrant of these marks, Brooklyn Brush Studios, LLC (Bx2).

Current Interest in Property

Related Person/Entity	Brush Experience II, LLC (Bx1), Brooklyn Brush Studios, LLC (Bx2), and REmerge Studios II, LLC (Bx3).
Relationship to the Company	The three operating companies are all controlled by one or both of two of the founders of Bx Spaces LLC, Rafael Alvarez and Vincent Benedetto.
Total amount of money involved	$0.00
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	None.
Description of the transaction	The leaseholds for each of the three current bx locations are held by each individual location's operating company. This is for insulation of liability and ease of accounting purposes. The three operating companies are all controlled by one or both of two of the founders of Bx Spaces LLC, Rafael Alvarez and Vincent Benedetto.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders:

Current Business Dealings

Related Person/Entity	Two of the founders of Bx Spaces LLC, Rafael Alvarez and Vincent Benedetto.
Relationship to the Company	Two of the founders of Bx Spaces LLC, Rafael Alvarez and Vincent Benedetto, own and/or control the three (3) operating companies.
Total amount of money involved	$0.00
Benefits or compensation received by related person	None.
Benefits or compensation received by Company	None.
Description of the transaction	Two of the founders of Bx Spaces LLC, Rafael Alvarez and Vincent Benedetto, own and/or control the three (3) operating companies that operate the three currently existing b[x] locations.

OTHER INFORMATION

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Rafael Alvarez
(Signature)

Rafael Alvarez
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Rafael Alvarez
(Signature)

Rafael Alvarez
(Name)

Manager
(Title)

12/7/18
(Date)

/s/Vincent Benedetto
(Signature)

Vincent Benedetto
(Name)

Manager
(Title)

12/7/18
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Video Transcript
Exhibit C   Offering Page
Exhibit D   Form of Crowd SAFE

EXHIBIT A

Financial Statements

BX SPACES LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2015
(With comparative figures for 2014)

Independent Auditor's Report

To the Members of
Bx Spaces LLC
203 Harrison Place #301
Brooklyn, New York 11237

We have audited the accompanying consolidated financial statements of Bx Spaces LLC, which comprise the balance sheet as of December 31, 2015, and the related consolidated statements of income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. Except as discussed in the *Basis for Qualified Opinion* paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

We were not appointed as auditors of the Company until after December 31, 2015. We were unable to satisfy ourselves by alternative means concerning the opening balances of the assets and liabilities as at December 31, 2014. Since these assets and liabilities enter into the determination of the financial results and cash flows for the current year under review, we were unable to determine whether adjustments might have been necessary in respect of the profit for the year reported in the income statement and the net cash flows from operating activities reported in the cash flow statement.

Qualified Opinion

In our opinion, except for the possible effects of the matter discussed in the preceding paragraph, the accompanying financial statements present fairly, in all material respects, the financial position of Bx Spaces LLC as of December 31, 2015 and its financial performance and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

A Business Collective LLC

Mabel Luna
Principal

November 20, 2018

BX SPACES LLC

BALANCE SHEET
DECEMBER 31, 2015
(All amounts in US Dollars)
(With comparative figures as of 2014)

	Notes	2015	2014
A S S E T S			
CURRENT ASSETS			
Cash and cash equivalents		55,218	53,133
Due from members		9,428	1,012
Total current assets		64,646	54,145
NON-CURRENT ASSETS			
Property and equipment, net	5	260,396	302,424
Other non-current assets		53,218	50,500
Total non-current assets		313,614	352,924
Total assets		378,260	407,069
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES			
Short-term debts		2,591	2,587
Trade and other liabilities	6	279,932	240,410
Total liabilities		282,523	242,997
MEMBERS' EQUITY			
Members' capital		(16,372)	157,189
Accumulated profit		79,535	(57,413)
Total capital and reserves attributable to equity holders of the Company		63,163	99,776
Non-controlling interest		32,574	64,296
Total members' equity		95,737	164,072
Total liabilities and members' equity		378,260	407,069

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015
(All amounts in US Dollars)
(With comparative figures as of 2014)

	Notes	2015	2014
REVENUE		808,100	-
DIRECT COSTS			
Rent expense		(337,125)	-
Utilities		(82,289)	-
Depreciation and amortization		(52,262)	(51,627)
Repairs and maintenance		(42,019)	(813)
Other costs		(27,449)	-
GROSS PROFIT		266,956	(52,440)
OPERATING EXPENSES	7	(92,867)	-
OTHER OPERATING INCOME (EXPENSE)			
Interest income		204	5
Interest expense		(144)	-
NET INCOME (LOSS)		174,149	(52,435)
Net income (loss) attributable to non-controlling interest		37,201	(17,775)
Net income (loss) attributable to Company's equity members		136,948	(34,660)

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015
(All amounts in US Dollars)
(With comparative figures as of 2014)

	Member's equity	Retained earnings	Non-controlling interest	Total members' equity
Balances at January 1, 2014	156,178	(22,753)	82,071	215,496
Contribution from members	1,011	-	-	1,011
Net income for the year	-	(34,660)	(17,775)	(52,435)
Balances at December 31, 2014	157,189	(57,413)	64,296	164,072
Contribution from members	6,302	-	3,932	10,234
Net income for the year	-	136,948	37,201	174,149
Distribution to members	(179,863)	-	(72,855)	(252,718)
Balances at December 31, 2015	(16,372)	79,535	32,574	95,737

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015
(All amounts in US Dollars)
(With comparative figures as of 2014)

	Notes	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)		174,149	(52,435)
Adjustments for:			
Depreciation and amortization	5	52,262	51,627
Interest expense		144	-
Interest income		(204)	(5)
Operating income (loss) before working capital changes		226,351	(813)
(Increase) decrease in:			
Due from members		(8,417)	-
Other non-current assets		(2,718)	-
Increase in trade and other current liabilities		39,522	-
Cash generated from operations		254,738	(813)
Interest income received		204	5
Interest paid		(139)	-
Net cash from (used in) operating activities		254,803	(808)
CASH FLOWS FROM INVESTING ACTIVITY			
Additions to property and equipment	5	(10,234)	-
CASH FLOWS FROM FINANCING ACTIVITIES			
Additional investment from members		10,234	1,011
Distribution to members		(252,718)	-
Net cash (used in) from financing activities		(242,484)	1,011
NET INCREASE IN CASH AND CASH EQUIVALENTS		2,085	203
CASH AND CASH EQUIVALENTS			
Beginning of year		53,133	52,930
End of year		55,218	53,133

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
  DECEMBER 31, 2015
(With comparative figures for 2014)
(In the notes, all amounts are shown in US Dollars unless otherwise stated)

Note 1 - General information

Bx Spaces LLC (the "Company'), was organized in the State of Delaware as a limited liability company for the purpose of running coworking (shared working spaces) structures in Brooklyn, New York. The Company aims to provide the "creator class" (artists, makers and technologists) with a working space in the form of workshops and studios in a community-oriented environment to engage members to network, collaborate and showcase their talents.

The Company was organized only on April 5, 2018 but is reporting on a consolidated basis its wholly-owned interest in Brush Experience II LLC and Brooklyn Brush LLC. The consolidated financial statements also include Remerge Studios II LLC which is duly-controlled by the members and is 50% owned. These three entities are limited liability companies that are registered in the State of New York.

Note 2 - Summary of significant accounting policies

The principal accounting policies adopted by the Company in the preparation of these financial statements are set out below.

2.1   Basis of preparation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP)".

2.2   Basis of consolidation

These consolidated financial statements include all majority-owned and controlled interests of the Company's members.   All significant intercompany accounts and transactions have been eliminated in consolidation.

Non-controlling interest

Non-controlling interest is that part of the net results of operations of Remerge Studios II LLC attributable to interests which are not owned directly by the members of the Company. It is measured at the minorities' share of changes in equity since the date of acquisition.

2.3   Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments, such as certificates of deposit or money market funds that are readily convertible to known amounts of cash and have original maturities of three months or less. All cash balances are held by major banking and broker institutions. Cash and cash equivalents are carried in the balance sheet at face amount.

2.4   Due from members

Due from members represent monies receivable from members and are stated at cost.   This receivable is fully collectible and no allowance for doubtful accounts is established.

2.5   Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and amortization and impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged against income during the financial period in which they are incurred.

Depreciation and amortization on assets is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives as follows:

Leasehold improvements	8-13 years
Furniture, fixtures and other equipment	5-7 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values, useful lives, depreciation and amortization methods are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the asset's carrying amount and are included in the statement of income.

2.6   Other non-current assets

Other non-current assets represent the Company's security deposits on rented properties.

2.7   Short-term debts and other current liabilities

Short-term debts and other current liabilities are recognized in the period in which the related money, goods or services are received or when a legally enforceable claim against the Company is established or when the corresponding assets or expenses are recognized. Short-term debts and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost using effective interest method. These financial liabilities are derecognized when extinguished.

2.8   Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rental of working spaces in the ordinary course of the Company's activities. Rental income is recognized on a straight-line basis in accordance with the terms of the operating leases.

2.9   Cost and expenses

Cost and expenses are charged to operations as incurred.

2.10 Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

2.11 Income taxes

No provision for federal, state and local income taxes has been made in the accompanying financial statements, as individual members are responsible for their proportionate share of the Company's taxable income.

2.12 Subsequent events (or Events after balance sheet date)

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

Note 3 - Financial risk management

3.1   Financial risk factors

The Company's activities expose it to a variety of financial risks, as follows: market risk (including foreign exchange risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Risk management is carried out by the Company's management which identifies and evaluates financial risks in the financial statements in close cooperation and coordination with the Company's Board of Directors.

The main risks arising from the Company's financial statements are:

(a)   Market risk

(i)   Foreign exchange risk

The Company is not exposed to foreign exchange risk as all transactions are denominated in US dollars.

(ii)   Price risk

The Company does not hold any financial assets, the value of which is linked to any market price or stock or commodity index. The Company therefore is not exposed to price risk.

(iii)   Cash flow and fair value interest rate risk

The Company's income and operating and financing cash flows are substantially independent of changes in market interest rates. The Company is not significantly exposed to cash flow and fair value interest rate risks as the Company has no significant interest bearing financial assets and liabilities as of December 31, 2015 and 2014. The Company's trade and other current liabilities are non-interest bearing and short-term in nature.

(b)   Credit risk

The principal financial risk faced by the Company is credit risk from its receivable from member which management assessed to be collectible. Credit risks arise when customers do not comply with terms and conditions in the agreement causing financial losses to the Company.   However, the Company does not maintain any trade receivable due to the advance rental arrangement with tenants; thereby decreasing the exposure to credit risk to a minimal level.

Credit risk exposure from cash deposits with banks arises from default of the counter party, with a maximum exposure equal to the fair value of these instruments. The Company maintains its deposits on reputable banks and financial institutions.

The Company's financial assets which are neither past due nor impaired as of December 31 are summarized as follow:

	2015	2014
Cash and cash equivalents	55,218	53,133
Due from member	9,428	1,012
Other non-current assets	53,218	50,500
	117,864	104,645

The Company does not hold any collateral as security for the above financial assets.

Credit quality of the Company's financial assets

Cash
To minimize credit risk exposure from its cash account, the Company's cash and cash equivalents amounting to US$55,218 as of December 31, 2015 (2014 – US$53,133) is invested in banks that have good credit rating.

Due from member
This account mainly represents cash in bank maintained in member's account.

Other non-current assets
This account mainly represents security deposits attributable to the Company's lease agreements.

There were no financial assets which were past due, overdue and impaired as of December 31, 2015 and 2014.

None of the fully performing financial assets above have been renegotiated during the years ended December 31, 2015 and 2014.

(c)   Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. As at December 31, 2015 and 2014, the Company's net financial position indicates significant liquidity risk. However, management considers this as a manageable risk as they don't believe its financial liabilities, consisting mainly of security deposits from its tenants, will all become due at one point.

The table below presents the Company's financial liabilities maturing in the next twelve months from December 31. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying amounts, as the impact of discounting is not significant.

	2015	2014
Short-term debts	2,591	2,587
Trade and other current liabilities	77,464	71,493
	80,055	74,080

Advance rental income and deferred rental expense in trade and other current liabilities are not considered financial liabilities. The Company has no long-term financial liabilities as of December 31, 2015 and 2014.

3.2   Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company considers its total equity as its capital. As of December 31, 2015, the total equity amounted to US$95,737 (2014 - US$164,072).

In order to maintain or adjust the capital structure, the Company may adjust the amount of distribution to members. In addition, based on the nature of the Company's business, management believes that the Company is considered self-sufficient based on historical and current operating results. There are also no externally imposed capital requirements to which the Company must comply with.

Note 4 - Critical accounting estimates, assumptions and judgments

Estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1　Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Estimated useful lives of assets (Note 5)

The useful life of each of the Company's item of property and equipment is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of practices of similar business, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any item of property and equipment would increase the recorded expenses and decrease non-current assets.

4.2　Critical judgment in applying the entity's accounting policies

(a) Asset impairment

The Company follows the guidance of US GAAP to determine when an asset is impaired. This determination requires significant judgment whether certain impairment indicators are present. In making this judgment, the Company determines the value in use of assets which require estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets. The Company reviews on a continuous basis throughout the year whether property and equipment and other non-current assets have suffered any impairment, in accordance with the accounting policies stated in Note 2.5. The recoverable amount has been determined based on the fair value or value in use calculations, which require the use of estimates. While assumptions or estimates used in the determination of fair value and value in use are reviewed annually, actual results could differ from assumptions and estimates made. An impairment of assets would increase the Company's expense and decrease non-current assets. As of December 31, 2015, the Company's property and equipment and other non-current assets are not considered impaired.

(b) Asset retirement obligation

The Company's leasehold improvements and furniture and fixtures are subject to the provisions of ASC No. 410, Asset Retirement and Environmental Obligations. This ASC addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company's asset retirement obligation ("ARO") liabilities primarily consist of spending estimates relating to its lease agreements whereby lessor has the option to have the improvements removed at tenant's expense and restore the leased premises to its original state.

Management has assessed that it is highly unlikely that the lessor will require removal of the improvements because of the vast increase in rental revenue on the property as currently configured.

Note 5 - Property and equipment, net

Property and equipment at December 31 consist of:

	Leasehold improvements	Furniture, fixtures and other equipment	Total
At January 1, 2014			
At cost	238,444	138,360	376,804
Accumulated depreciation and amortization	(22,753)	-	(22,753)
Net book value	215,691	138,360	354,051
Year ended December 31, 2014			
Opening net book value	215,691	138,360	354,051
Additions	-	-	-
Depreciation and amortization	(23,955)	(27,672)	(51,627)
Net book value	191,736	110,688	302,424
At December 31, 2014			
At cost	238,444	138,360	376,804
Accumulated depreciation and amortization	(46,708)	(27,672)	(74,380)
Net book value	191,736	110,688	302,424
Year ended December 31, 2015			
Opening net book value	191,736	110,688	302,424
Additions	6,318	3,916	10,234
Depreciation and amortization	(24,242)	(28,020)	(52,262)
Net book value	173,812	86,584	260,396
At December 31, 2015			
At cost	244,762	142,276	387,038
Accumulated depreciation and amortization	(70,950)	(55,692)	(126,642)
Net book value	173,812	86,584	260,396

Note 6 - Trade and other current liabilities

Trade and other current liabilities at December 31 consist of:

	2015	2014
Deferred rental expense	118,579	98,839
Advance rental income	83,889	70,078
Security deposits	77,464	71,493
	279,932	240,410

The carrying amounts of trade and other current liabilities approximate their fair values.

Note 7 - Operating expenses

The components of operating expenses for the years ended December 31 are:

	2015	2014
Salaries, wages and benefits	51,515	-
Training	13,034	-
Outside services	7,744	-
Technology and software costs	5,585	-
Advertising and promotion	3,550	-
Miscellaneous	11,439	-
	92,867	-

Note 8 – Operating lease commitments

As at the end of the financial year, the future minimum lease payments under non-cancellable operating leases of the Company are as follows:

	2015	2014
Not later than 1 year	343,397	328,658
Later than 1 year but not later than 5 years	1,168,656	1,512,053
	1,512,053	1,840,711

BX SPACES LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
 DECEMBER 31, 2016 AND 2015

Independent Auditor's Report

To the Members of
Bx Spaces LLC
203 Harrison Place #301
Brooklyn, New York 11237

We have audited the accompanying consolidated financial statements of Bx Spaces LLC, which comprise the balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. Except as discussed in the *Basis for Qualified Opinion* paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

We were not appointed as auditors of the Company until after December 31, 2015. We were unable to satisfy ourselves by alternative means concerning the opening balances of the assets and liabilities as at December 31, 2014. Since these assets and liabilities enter into the determination of the financial results and cash flows for the years under review, we were unable to determine whether adjustments might have been necessary in respect of the profit for the year reported in the income statement and the net cash flows from operating activities reported in the cash flow statement.

Qualified Opinion

In our opinion, except for the possible effects of the matter discussed in the preceding paragraphs, the accompanying financial statements present fairly, in all material respects, the financial position of Bx Spaces LLC as of December 31, 2016 and 2015 and its financial performance and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

A Business Collective LLC

Mabel Luna
Principal

November 20, 2018

BX SPACES LLC

BALANCE SHEETS
DECEMBER 31, 2016 AND 2015
(All amounts in US Dollars)

	Notes	2016	2015
A S S E T S			
CURRENT ASSETS			
Cash and cash equivalents		68,836	55,218
Due from members		12,107	9,428
Total current assets		80,943	64,646
NON-CURRENT ASSETS			
Property and equipment, net	5	215,491	260,396
Other non-current assets		53,967	53,218
Total non-current assets		269,458	313,614
Total assets		350,401	378,260
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES			
Short-term debts		21,941	2,591
Trade and other liabilities	6	292,378	279,932
Total liabilities		314,319	282,523
MEMBERS' EQUITY			
Members' capital		(223,325)	(16,372)
Accumulated profit		247,605	79,535
Total capital and reserves attributable to equity holders of the Company		24,280	175,333
Non-controlling interest		11,802	32,574
Total members' equity		36,082	95,737
Total liabilities and members' equity		350,401	378,260

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(All amounts in US Dollars)

	Notes	2016	2015
REVENUE		902,928	808,100
DIRECT COSTS			
Rent expense		(351,012)	(337,125)
Utilities		(70,486)	(82,289)
Depreciation and amortization	5	(53,784)	(52,262)
Repairs and maintenance		(24,798)	(42,019)
Other costs		(37,017)	(27,449)
GROSS PROFIT		365,831	266,956
OPERATING EXPENSES	7	(130,096)	(92,867)
OTHER OPERATING INCOME (EXPENSE)			
Interest income		470	204
Interest expense		(644)	(144)
NET INCOME		235,561	174,149
Net income attributable to non-controlling interest		67,491	37,201
Net income attributable to Company's equity members		168,070	136,948

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(All amounts in US Dollars)

	Members' equity	Retained earnings	Non-controlling interest	Total members' equity
Balances at January 1, 2015	157,189	(57,413)	64,296	164,072
Contribution from members	6,302	-	3,932	10,234
Net income for the year	-	136,948	37,201	174,149
Distribution to members	(179,863)	-	(72,855)	(252,718)
Balances at December 31, 2015	(16,372)	79,535	32,574	95,737
Contribution from members	4,439	-	4,440	8,879
Net income for the year	-	168,070	67,491	235,561
Distribution to members	(211,392)	-	(92,703)	(304,095)
Balances at December 31, 2016	(223,325)	247,605	11,802	36,082

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
(All amounts in US Dollars)

	Notes	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income		235,561	174,149
Adjustments for:			
Depreciation and amortization	5	53,784	52,262
Interest expense		644	144
Interest income		(470)	(204)
Operating income before working capital changes		289,519	226,351
(Increase) in:			
Due from members		(2,678)	(8,417)
Other non-current assets		(749)	(2,718)
Increase in trade and other current liabilities		12,446	39,522
Cash generated from operations		298,538	254,738
Interest income received		470	204
Interest paid		(644)	(139)
Net cash from operating activities		298,364	254,803
CASH FLOWS FROM INVESTING ACTIVITY			
Additions to property and equipment	5	(8,879)	(10,234)
CASH FLOWS FROM FINANCING ACTIVITIES			
Additional investment from members		8,879	10,234
Increase in short-term debts		19,350	-
Distribution to members		(304,096)	(252,718)
Net cash (used in) financing activities		(275,867)	(242,484)
NET INCREASE IN CASH AND CASH EQUIVALENTS		13,618	203
CASH AND CASH EQUIVALENTS			
Beginning of year		55,218	53,133
End of year		68,836	55,218

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2016 AND 2015
 (In the notes, all amounts are shown in US Dollars unless otherwise stated)

Note 1 - General information

Bx Spaces LLC (the "Company'), was organized in the State of Delaware as a limited liability company for the purpose of running coworking (shared working spaces) structures in Brooklyn, New York. The Company aims to provide the "creator class" (artists, makers and technologists) with a working space in the form of workshops and studios in a community-oriented environment to engage members to network, collaborate and showcase their talents.

The Company was organized only on April 5, 2018 but is reporting on a consolidated basis its wholly-owned interest in Brush Experience II LLC and Brooklyn Brush LLC. The consolidated financial statements also include Remerge Studios II LLC which is duly-controlled by the members and is 50% owned. These three entities are limited liability companies that are registered in the State of New York.

Note 2 - Summary of significant accounting policies

The principal accounting policies adopted by the Company in the preparation of these financial statements are set out below.

2.1 Basis of preparation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP)".

2.2 Basis of consolidation

These consolidated financial statements include all majority-owned and controlled interests of the Company's members. All significant intercompany accounts and transactions have been eliminated in consolidation.

Non-controlling interest

Non-controlling interest is that part of the net results of operations of Remerge Studios II LLC attributable to interests which are not owned directly by the members of the Company. It is measured at the minorities' share of changes in equity since the date of acquisition.

2.3 Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments, such as certificates of deposit or money market funds that are readily convertible to known amounts of cash and have original maturities of three months or less. All cash balances are held by major banking and broker institutions. Cash and cash equivalents are carried in the balance sheet at face amount.

2.4 Due from members

Due from members represent monies receivable from members and are stated at cost. This receivable is fully collectible and no allowance for doubtful accounts is established.

2.5 Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and amortization and impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged against income during the financial period in which they are incurred.

Depreciation and amortization on assets is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives as follows:

Leasehold improvements	8-13 years
Furniture, fixtures and other equipment	5-7 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values, useful lives, depreciation and amortization methods are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the asset's carrying amount and are included in the statement of income.

2.6 Other non-current assets

Other non-current assets represent the Company's security deposits on rented properties.

2.7   Short-term debts and other current liabilities

Short-term debts and other current liabilities are recognized in the period in which the related money, goods or services are received or when a legally enforceable claim against the Company is established or when the corresponding assets or expenses are recognized. Short-term debts and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost using effective interest method. These financial liabilities are derecognized when extinguished.

2.8   Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rental of working spaces in the ordinary course of the Company's activities. Rental income is recognized on a straight-line basis in accordance with the terms of the operating leases.

2.9   Cost and expenses

Cost and expenses are charged to operations as incurred.

2.10   Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

2.11   Income taxes

No provision for federal, state and local income taxes has been made in the accompanying financial statements, as individual members are responsible for their proportionate share of the Company's taxable income.

2.12   Subsequent events (or Events after balance sheet date)

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

Note 3 - Financial risk management

3.1   Financial risk factors

The Company's activities expose it to a variety of financial risks, as follows: market risk (including foreign exchange risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Risk management is carried out by the Company's management which identifies and evaluates financial risks in the financial statements in close cooperation and coordination with the Company's Board of Directors.

The main risks arising from the Company's financial statements are:

(a)   Market risk

(i)   Foreign exchange risk

The Company is not exposed to foreign exchange risk as all transactions are denominated in US dollars.

(ii)   Price risk

The Company does not hold any financial assets, the value of which is linked to any market price or stock or commodity index. The Company therefore is not exposed to price risk.

(iii)   Cash flow and fair value interest rate risk

The Company's income and operating and financing cash flows are substantially independent of changes in market interest rates. The Company is not significantly exposed to cash flow and fair value interest rate risks as the Company has no significant interest bearing financial assets and liabilities as of December 31, 2016 and 2015. The Company's trade and other current liabilities are non-interest bearing and short-term in nature.

(b)   Credit risk

The principal financial risk faced by the Company is credit risk from its receivable from member which management assessed to be collectible. Credit risks arise when customers do not comply with terms and conditions in the agreement causing financial losses to the Company.   However, the Company does not maintain any trade receivable due to the advance rental arrangement with tenants; thereby decreasing the exposure to credit risk to a minimal level.

Credit risk exposure from cash deposits with banks arises from default of the counter party, with a maximum exposure equal to the fair value of these instruments. The Company maintains its deposits on reputable banks and financial institutions.

The Company's financial assets which are neither past due nor impaired as of December 31 are summarized as follow:

	2016	2015
Cash and cash equivalents	68,836	55,218
Due from member	12,107	9,428
Other non-current assets	53,967	53,218
	134,910	117,864

The Company does not hold any collateral as security for the above financial assets.

Credit quality of the Company's financial assets

Cash
To minimize credit risk exposure from its cash account, the Company's cash and cash equivalents amounting to US$68,836 as of December 31, 2016 (2015 – US$55,218) is invested in banks that have good credit rating.

Due from member
This account mainly represents cash in bank maintained in member's account.

Other non-current assets
This account mainly represents security deposits attributable to the Company's lease agreements.

There were no financial assets which were past due, overdue and impaired as of December 31, 2016 and 2015.

None of the fully performing financial assets above have been renegotiated during the years ended December 31, 2016 and 2015.

(c)   Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. As at December 31, 2016 and 2015, the Company's net financial position indicates significant liquidity risk. However, management considers this as a manageable risk as they don't believe its financial liabilities, consisting mainly of security deposits from its tenants, will all become due at one point.

The table below presents the Company's financial liabilities maturing in the next twelve months from December 31. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying amounts, as the impact of discounting is not significant.

	2016	2015
Short-term debts	21,941	2,591
Trade and other current liabilities	78,741	77,464
	100,682	80,055

Advance rental income and deferred rental expense in trade and other current liabilities are not considered financial liabilities. The Company has no long-term financial liabilities as of December 31, 2016 and 2015.

3.2   Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company considers its total equity as its capital. As of December 31, 2016, the total equity amounted to US$36,082 (2015 - US$95,737).

In order to maintain or adjust the capital structure, the Company may adjust the amount of distribution to members. In addition, based on the nature of the Company's business, management believes that the Company is considered self-sufficient based on historical and current operating results. There are also no externally imposed capital requirements to which the Company must comply with.

Note 4 - Critical accounting estimates, assumptions and judgments

Estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1   Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Estimated useful lives of assets (Note 5)

The useful life of each of the Company's item of property and equipment is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of practices of similar business, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any item of property and equipment would increase the recorded expenses and decrease non-current assets.

4.2   Critical judgment in applying the entity's accounting policies

(a) Asset impairment

The Company follows the guidance of US GAAP to determine when an asset is impaired. This determination requires significant judgment whether certain impairment indicators are present. In making this judgment, the Company determines the value in use of assets which require estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets. The Company reviews on a continuous basis throughout the year whether property and equipment and other non-current assets have suffered any impairment, in accordance with the accounting policies stated in Note 2.5. The recoverable amount has been determined based on the fair value or value in use calculations, which require the use of estimates. While assumptions or estimates used in the determination of fair value and value in use are reviewed annually, actual results could differ from assumptions and estimates made. An impairment of assets would increase the Company's expense and decrease non-current assets. As of December 31, 2016 and 2015, the Company's property and equipment and other non-current assets are not considered impaired.

(b) Asset retirement obligation

The Company's leasehold improvements and furniture and fixtures are subject to the provisions of ASC No. 410, Asset Retirement and Environmental Obligations. This ASC addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company's asset retirement obligation ("ARO") liabilities primarily consist of spending estimates relating to its lease agreements whereby lessor has the option to have the improvements removed at tenant's expense and restore the leased premises to its original state.

Management has assessed that it is highly unlikely that the lessor will require removal of the improvements because of the vast increase in rental revenue on the property as currently configured.

Note 5 - Property and equipment, net

Property and equipment at December 31 consist of:

	Leasehold improvements	Furniture, fixtures and other equipment	Total
At January 1, 2015			
At cost	238,444	138,360	376,804
Accumulated depreciation and amortization	(46,708)	(27,672)	(74,380)
Net book value	191,736	110,688	302,424
Year ended December 31, 2015			
Opening net book value	191,736	110,688	302,424
Additions	6,318	3,916	10,234
Depreciation and amortization	(24,242)	(28,020)	(52,262)
Net book value	173,812	86,584	260,396
At December 31, 2015			
At cost	244,762	142,276	387,038
Accumulated depreciation and amortization	(70,950)	(55,692)	(126,642)
Net book value	173,812	86,584	260,396
Year ended December 31, 2016			
Opening net book value	173,812	86,584	260,396
Additions	-	8,879	8,879
Depreciation and amortization	(24,529)	(29,255)	(53,784)
Net book value	149,283	66,208	215,491
At December 31, 2016			
At cost	244,762	151,155	395,917
Accumulated depreciation and amortization	(95,479)	(84,947)	(180,426)
Net book value	149,283	66,208	215,491

Note 6 - Trade and other current liabilities

Trade and other current liabilities at December 31 consist of:

	2016	2015
Deferred rental expense	123,641	118,579
Advance rental income	89,996	83,889
Security deposits	78,741	77,464
	292,378	279,932

The carrying amounts of trade and other current liabilities approximate their fair values.

Note 7 - Operating expenses

The components of operating expenses for the years ended December 31 are:

	2016	2015
Salaries, wages and benefits	89,064	51,515
Outside services	15,434	7,744
Training	5,463	13,034
Advertising and promotion	4,354	3,550
Technology and software costs	3,655	5,585
Miscellaneous	12,126	11,439
	130,096	92,867

Salaries, wages and benefits include compensation paid to members amounting to $41,550 (2015 - nil).

Note 8 – Operating lease commitments

As at the end of the financial year, the future minimum lease payments under non-cancellable operating leases of the Company are as follows:

	2016	2015
Not later than 1 year	365,806	343,397
Later than 1 year but not later than 5 years	917,472	1,168,656
	1,283,278	1,512,053

BX SPACES LLC

FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2017 AND 2016

Independent Auditor's Report

To the Members of
Bx Spaces LLC
203 Harrison Place #301
Brooklyn, New York 11237

We have audited the accompanying consolidated financial statements of Bx Spaces LLC, which comprise the balance sheets as of December 31, 2017 and 2016, and the related consolidated statements of income, changes in equity and cash flows for the year then ended, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. Except as discussed in the *Basis for Qualified Opinion* paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

We were not appointed as auditors of the Company until after December 31, 2015. We were unable to satisfy ourselves by alternative means concerning the opening balances of the assets and liabilities as at December 31, 2014. Since these assets and liabilities enter into the determination of the financial results and cash flows for the years under review, we were unable to determine whether adjustments might have been necessary in respect of the profit for the year reported in the income statement and the net cash flows from operating activities reported in the cash flow statement.

Qualified Opinion

In our opinion, except for the possible effects of the matter discussed in the preceding paragraph, the accompanying financial statements present fairly, in all material respects, the financial position of Bx Spaces LLC as of December 31, 2017 and 2016 and its financial performance and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

A Business Collective LLC

Mabel Luna
Principal

November 20, 2018

BX SPACES LLC

BALANCE SHEETS
DECEMBER 31, 2017 AND 2016
(All amounts in US Dollars)

	Notes	2017	2016
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		26,730	68,836
Due from members		4,449	12,107
Total current assets		31,179	80,943
NON-CURRENT ASSETS			
Property and equipment, net	5	160,819	215,491
Other non-current assets		53,967	53,967
Total non-current assets		214,786	269,458
Total assets		245,965	350,401
LIABILITIES AND MEMBERS' EQUITY			
CURRENT LIABILITIES			
Short-term debts		23,359	21,941
Trade and other liabilities	6	287,243	292,378
Total liabilities		310,602	314,319
MEMBERS' EQUITY			
Members' capital		(380,036)	(223,325)
Accumulated profit		331,398	247,605
Total capital and reserves attributable to equity holders of the Company		(48,638)	175,333
Non-controlling interest		(15,999)	11,802
Total members' equity		(64,637)	36,082
Total liabilities and members' equity		245,965	350,401

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts in US Dollars)

	Notes	2017	2016
REVENUE		864,649	902,928
DIRECT COSTS			
Rent expense		(368,043)	(351,012)
Utilities		(77,113)	(70,486)
Depreciation and amortization	5	(54,672)	(53,784)
Repairs and maintenance		(46,653)	(24,798)
Other costs		(32,952)	(37,017)
GROSS PROFIT		285,216	365,831
OPERATING EXPENSES	7	(185,418)	(130,096)
OTHER OPERATING INCOME (EXPENSE)			
Interest income		174	470
Interest expense		(4,013)	(644)
NET INCOME		95,959	235,561
Net income attributable to non-controlling interest		12,166	67,491
Net income attributable to Company's equity members		83,793	168,070

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts in US Dollars)

	Members' equity	Retained earnings	Non-controlling interest	Total members' equity
Balances at January 1, 2016	(16,372)	79,535	32,574	95,737
Contribution from members	4,439	-	4,440	8,879
Net income for the year	-	168,070	67,491	235,561
Distribution to members	(211,392)	-	(92,703)	(304,095)
Balances at December 31, 2016	(223,325)	247,605	11,802	36,082
Net income for the year	-	83,793	12,166	95,959
Distribution to members	(156,711)	-	(39,967)	(196,678)
Balances at December 31, 2017	(380,036)	331,398	(15,999)	64,637

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(All amounts in US Dollars)

	Notes	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income		95,959	235,561
Adjustments for:			
Depreciation and amortization	5	54,672	53,784
Interest expense		4,013	644
Interest income		(174)	(470)
Operating income before working capital changes		154,470	289,519
(Increase) Decrease in:			
Due from members		7,658	(2,678)
Other non-current assets		-	(749)
Increase in trade and other current liabilities		(5,135)	12,446
Cash generated from operations		156,993	298,538
Interest income received		174	470
Interest paid		(4,013)	(644)
Net cash from operating activities		153,154	298,364
CASH FLOWS FROM INVESTING ACTIVITY			
Additions to property and equipment	5	-	(8,879)
CASH FLOWS FROM FINANCING ACTIVITIES			
Additional investment from members		-	8,879
Increase in short-term debts		1,418	19,350
Distribution to members		(196,678)	(304,096)
Net cash (used in) financing activities		(195,260)	(275,867)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(42,106)	203
CASH AND CASH EQUIVALENTS			
Beginning of year		68,836	55,218
End of year		26,730	68,836

The notes on pages 1 to 8 are an integral part of these financial statements.

BX SPACES LLC

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
  DECEMBER 31, 2017 AND 2016
 (In the notes, all amounts are shown in US Dollars unless otherwise stated)

Note 1 - General information

Bx Spaces LLC (the "Company'), was organized in the State of Delaware as a limited liability company for the purpose of running coworking (shared working spaces) structures in Brooklyn, New York. The Company aims to provide the "creator class" (artists, makers and technologists) with a working space in the form of workshops and studios in a community-oriented environment to engage members to network, collaborate and showcase their talents.

The Company was organized only on April 5, 2018 but is reporting on a consolidated basis its wholly-owned interest in Brush Experience II LLC and Brooklyn Brush LLC. The consolidated financial statements also include Remerge Studios II LLC which is duly-controlled by the members and is 50% owned. These three entities are limited liability companies that are registered in the State of New York.

Note 2 - Summary of significant accounting policies

The principal accounting policies adopted by the Company in the preparation of these financial statements are set out below.

2.1   Basis of preparation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP)".

2.2   Basis of consolidation

These consolidated financial statements include all majority-owned and controlled interests of the Company's members. All significant intercompany accounts and transactions have been eliminated in consolidation.

Non-controlling interest

Non-controlling interest is that part of the net results of operations of Remerge Studios II LLC attributable to interests which are not owned directly by the members of the Company. It is measured at the minorities' share of changes in equity since the date of acquisition.

2.3   Cash and cash equivalents

Cash and cash equivalents include short-term, highly liquid investments, such as certificates of deposit or money market funds that are readily convertible to known amounts of cash and have original maturities of three months or less. All cash balances are held by major banking and broker institutions. Cash and cash equivalents are carried in the balance sheet at face amount.

2.4   Due from members

Due from members represent monies receivable from members and are stated at cost.   This receivable is fully collectible and no allowance for doubtful accounts is established.

2.5   Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and amortization and impairment, if any. Historical cost includes expenditure that is directly attributable to the acquisition of these items.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged against income during the financial period in which they are incurred.

Depreciation and amortization on assets is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives as follows:

Leasehold improvements	8-13 years
Furniture, fixtures and other equipment	5-7 years

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvements.

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values, useful lives, depreciation and amortization methods are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the asset's carrying amount and are included in the statement of income.

2.6   Other non-current assets

Other non-current assets represent the Company's security deposits on rented properties.

2.7   Short-term debts and other current liabilities

Short-term debts and other current liabilities are recognized in the period in which the related money, goods or services are received or when a legally enforceable claim against the Company is established or when the corresponding assets or expenses are recognized. Short-term debts and other current liabilities are recognized initially at fair value and subsequently measured at amortized cost using effective interest method. These financial liabilities are derecognized when extinguished.

2.8   Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the rental of working spaces in the ordinary course of the Company's activities. Rental income is recognized on a straight-line basis in accordance with the terms of the operating leases.

2.9   Cost and expenses

Cost and expenses are charged to operations as incurred.

2.10   Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statement of income on a straight-line basis over the period of the lease.

2.11   Income taxes

No provision for federal, state and local income taxes has been made in the accompanying financial statements, as individual members are responsible for their proportionate share of the Company's taxable income.

2.12   Subsequent events (or Events after balance sheet date)

Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events) are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

Note 3 - Financial risk management

3.1   Financial risk factors

The Company's activities expose it to a variety of financial risks, as follows: market risk (including foreign exchange risk, price risk and cash flow and fair value interest rate risk), credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on its financial performance.

Risk management is carried out by the Company's management which identifies and evaluates financial risks in the financial statements in close cooperation and coordination with the Company's Board of Directors.

The main risks arising from the Company's financial statements are:

(a)   *Market risk*

(i)   *Foreign exchange risk*

The Company is not exposed to foreign exchange risk as all transactions are denominated in US dollars.

(ii)   *Price risk*

The Company does not hold any financial assets, the value of which is linked to any market price or stock or commodity index. The Company therefore is not exposed to price risk.

(iii)   *Cash flow and fair value interest rate risk*

The Company's income and operating and financing cash flows are substantially independent of changes in market interest rates. The Company is not significantly exposed to cash flow and fair value interest rate risks as the Company has no significant interest bearing financial assets and liabilities as of December 31, 2017 and 2016. The Company's trade and other current liabilities are non-interest bearing and short-term in nature.

(b)   *Credit risk*

The principal financial risk faced by the Company is credit risk from its receivable from member which management assessed to be collectible. Credit risks arise when customers do not comply with terms and conditions in the agreement causing financial losses to the Company.   However, the Company does not maintain any trade receivable due to the advance rental arrangement with tenants; thereby decreasing the exposure to credit risk to a minimal level.

Credit risk exposure from cash deposits with banks arises from default of the counter party, with a maximum exposure equal to the fair value of these instruments. The Company maintains its deposits on reputable banks and financial institutions.

The Company's financial assets which are neither past due nor impaired as of December 31 are summarized as follow:

	2017	2016
Cash and cash equivalents	26,730	68,836
Due from member	4,449	12,107
Other non-current assets	53,967	53,967
	85,146	134,910

The Company does not hold any collateral as security for the above financial assets.

Credit quality of the Company's financial assets

Cash
To minimize credit risk exposure from its cash account, the Company's cash and cash equivalents amounting to US$26,730 as of December 31, 2017 (2016 – US$68,836) is invested in banks that have good credit rating.

Due from member
This account mainly represents cash in bank maintained in member's account.

Other non-current assets
This account mainly represents security deposits attributable to the Company's lease agreements.

There were no financial assets which were past due, overdue and impaired as of December 31, 2017 and 2016.

None of the fully performing financial assets above have been renegotiated during the years ended December 31, 2017 and 2016.

(c)   Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. As at December 31, 2017 and 2016, the Company's net financial position indicates significant liquidity risk. However, management considers this as a manageable risk as they don't believe its financial liabilities, consisting mainly of security deposits from its tenants, will all become due at one point.

The table below presents the Company's financial liabilities maturing in the next twelve months from December 31. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within twelve months equal their carrying amounts, as the impact of discounting is not significant.

	2017	2016
Short-term debts	23,359	21,941
Trade and other current liabilities	82,282	78,741
	105,641	100,682

Advance rental income and deferred rental expense in trade and other current liabilities are not considered financial liabilities. The Company has no long-term financial liabilities as of December 31, 2017 and 2016.

3.2   Capital risk management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Company considers its total equity as its capital. As of December 31, 2017, the total equity amounted to a net deficit of US$64,637 (2016 - US$36,082). Therefore, the Company faces the risk of not being able to continue as a going concern.

In order to maintain or adjust the capital structure, the Company may adjust the amount of distribution to members. In addition, based on the nature of the Company's business, management believes that the Company is considered self-sufficient based on historical and current operating results. There are also no externally imposed capital requirements to which the Company must comply with.

Note 4 - Critical accounting estimates, assumptions and judgments

Estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Company makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Estimated useful lives of assets (Note 5)

The useful life of each of the Company's item of property and equipment is estimated based on the period over which the asset is expected to be available for use. Such estimation is based on a collective assessment of practices of similar business, internal technical evaluation and experience with similar assets. The estimated useful life of each asset is reviewed periodically and updated if expectations differ from previous estimates due to physical wear and tear, technical or commercial obsolescence and legal or other limits on the use of the asset. It is possible, however, that future results of operations could be materially affected by changes in the amounts and timing of recorded expenses brought about by changes in the factors mentioned above. A reduction in the estimated useful life of any item of property and equipment would increase the recorded expenses and decrease non-current assets.

4.2 Critical judgment in applying the entity's accounting policies

(a) Asset impairment

The Company follows the guidance of US GAAP to determine when an asset is impaired. This determination requires significant judgment whether certain impairment indicators are present. In making this judgment, the Company determines the value in use of assets which require estimation of cash flows expected to be generated from the continued use and ultimate disposition of such assets. The Company reviews on a continuous basis throughout the year whether property and equipment and other non-current assets have suffered any impairment, in accordance with the accounting policies stated in Note 2.5. The recoverable amount has been determined based on the fair value or value in use calculations, which require the use of estimates. While assumptions or estimates used in the determination of fair value and value in use are reviewed annually, actual results could differ from assumptions and estimates made. An impairment of assets would increase the Company's expense and decrease non-current assets. As of December 31, 2017 and 2016, the Company's property and equipment and other non-current assets are not considered impaired.

(b) Asset retirement obligation

The Company's leasehold improvements and furniture and fixtures are subject to the provisions of ASC No. 410, Asset Retirement and Environmental Obligations. This ASC addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company's asset retirement obligation ("ARO") liabilities primarily consist of spending estimates relating to its lease agreements whereby lessor has the option to have the improvements removed at tenant's expense and restore the leased premises to its original state.

Management has assessed that it is highly unlikely that the lessor will require removal of the improvements because of the vast increase in rental revenue on the property as currently configured.

Note 5 - Property and equipment, net

Property and equipment at December 31 consist of:

	Leasehold improvements	Furniture, fixtures and other equipment	Total
At January 1, 2016			
At cost	244,762	142,276	387,038
Accumulated depreciation and amortization	(70,950)	(55,692)	(126,642)
Net book value	173,812	86,584	260,396
Year ended December 31, 2016			
Opening net book value	173,812	86,584	260,396
Additions	-	8,879	8,879
Depreciation and amortization	(24,529)	(29,255)	(53,784)
	149,283	66,208	215,491
At December 31, 2016			
At cost	244,762	151,155	395,917
Accumulated depreciation and amortization	(95,479)	(84,947)	(180,426)
Net book value	149,283	66,208	215,491
Year ended December 31, 2017			
Opening net book value	149,283	66,208	215,491
Depreciation and amortization	(24,529)	(30,143)	(54,672)
	124,754	36,065	160,819
At December 31, 2017			
At cost	244,762	151,155	395,917
Accumulated depreciation and amortization	(120,008)	(115,090)	(235,098)
Net book value	124,754	36,065	160,819

Note 6 - Trade and other current liabilities

Trade and other current liabilities at December 31 consist of:

	2017	2016
Deferred rental expense	113,004	123,641
Advance rental income	91,957	89,996
Security deposits	82,282	78,741
	287,243	292,378

The carrying amounts of trade and other current liabilities approximate their fair values.

Note 7 - Operating expenses

The components of operating expenses for the years ended December 31 are:

	2017	2016
Salaries, wages and benefits	133,623	89,064
Outside services	23,613	15,434
Technology and software costs	6,990	3,655
Advertising and promotion	6,753	4,354
Training	-	5,463
Miscellaneous	14,439	12,126
	185,418	130,096

Salaries, wages and benefits include compensation paid to members amounting to $44,000 (2016 - $41,550).

Note 8 – Operating lease commitments

As at the end of the financial year, the future minimum lease payments under non-cancellable operating leases of the Company are as follows:

	2017	2016
Not later than 1 year	343,412	365,806
Later than 1 year but not later than 5 years	574,840	917,472
	918,252	1,283,278

EXHIBIT B

Video Transcript

The transcript for the b[x] spaces video on Republic

Everything worth making is made on a laptop

True   False

Todd:

I'm a tailor. I make jackets, custom pieces. A typical pair of jeans that I've made. They built me this beautiful loft, allowed me to bring in all these machines. It's slowly evolved into this workshop. **Todd Martin   @Todd_Martin_Studio**

Kyle:

I'm the owner of Brooklyn Film Camera. I'm a photographer and an activist. We restore and sell vintage film cameras. **Kyle Depew   @BrooklynFilmCamera**

Only people that work all day on tiny computers want co-working space

True   False

Ebony:

(laughs) You're making me laugh. I draw people that I see on the trains and buses. I turn the images into sneakers, prints. I paint, I draw because I want to (laughs).
Ebony Bolt   @Ebony_Bolt

Alex:

With WeWork and other spaces, there are always questions with what your end product is. Is there a mess, is there not a mess, is there machinery, is it loud, is it not. Then when i met Rafael, it just felt good to be part of a community as opposed to renting a room in a building.
Alexandro Gonzalez   @Addictedesigns

All co-working spaces MUST have glass walls

True   False

Jose:

Hi I'm Jose Zambrano, co-founder of Stuido studios. We create games for the Oculus, the HTC, Vive. We also teach game design. We work with a lot of NDA that don't allow us to be showcasing everything that we have through a glass window, wall or door. Working here has been one of the coolest things because we have space to experiment with the virtual reality mechanics that we want to play around with.   **Jose Zambrano   @Stuido_Studios**

Patrick:

My name is Patrick Russo. My company is Iris Media Works. We have studios and post productions facilities here at b[x]. We produce content for blockchain companies, artificial intelligence companies, pharmaceutical companies and a whole lot more.
Patrick Rousseau   @IrisMediaWorks.com

Julie:

I am Julie Gratz. I'm an animator, and artist, and director. Having this studio is probably the best thing that I've ever done for myself. I've gotten some really amazing opportunities from people that have seen my work during open studios.   **Julie Gratz   @JulieGratz**

It's true, there are a lot of co-working spaces, if you do your work on a laptop alone. We don't. So we built b[x].

Rafael:

Hi Im Rafael, the founder and CEO of bx spaces. With 3 locations and 173 workspaces we are excited to bring bx to more makers, builders, artists and technologists.   **We are also very excited to offer the opportunity to invest in b[x] spaces. We hope you will join us on our mission to create exceptional coworking spaces for more creators. Should you be in the New York area we would love to have you at one of our events and should you have any questions please let us know.** Thank you
Rafael Alvarez   Founder of b[x]

Logo animation

be[x]
be an [maker]
be a [builder]
be a [artist]
be a [designer]
be [you]
b[x]

EXHIBIT C

Offering Page



Company Name	b[x] spaces
Logo	
Headline	Coworking for the creator class
Cover photo	

**Hero
Image**



Tags   Lifestyle, Community, Real Estate, B2B

**Pitch
text**



space to create

coworking for the creator class

Deal highlights

- Coworking solution designed specifically for creators
- Addressing the 4.2 million makers, builders, technologists, and artists in need of a place to work
- Founders bootstrapped the opening of first three locations in NYC, currently at 93% occupancy with 65% gross margin
- On track for 2019 launch of b[x]4
- Tapping into affordable industrial real estate to provide functional workspaces at affordable prices

- Proven successful business model
- Experienced team led by technical co-founder/CEO

KEY FACTS
•Founded in Brooklyn
•3 locations
•173 workspaces
•202 active members
•93% occupancy rate



**WORKSPACES
$150 - $825**

**$6,752
REVENUE PER
WORKSPACE**

**65%
GROSS
MARGIN**



Problem

Creators Need Coworking

There are **4.2 million** makers, builders, technologists, and artists in the US. They need places to work that are functional, flexible, professional, affordable and designed to suit the way they work. They require privacy, storage, slop sinks, blank walls, and a place to get messy. Traditional office coworking spaces don't meet their needs.
They need *space to create*!

Creators’ needs cannot be met by office coworking





Creator needs
Coworking offers
convenient locations
clean & spacious
quiet workspaces
less expensive
private & shared spaces
utility rooms for cleanup
exhibit space
all inclusive fee
tailored amenities
community network
managed location and amenities
options to grow to larger space
flexible terms
premium locations
luxury interiors
noisy offices and halls
more expensive
glass walls & hot desks
coffee, snacks & ping pong
meeting rooms

They need . . .

b[x]

space to create

the b[x] solution

b[x] – Coworking for the Creator Class

Coworking has revolutionized the commercial office space industry but has yet to dominate other sectors of commercial/industrial real estate. By building functional creator coworking spaces in affordable **Class C** industrial real estate, b[x] offers the benefits of coworking to this large underserved market.

WORKSHOPS
NOT OFFICES

ACCESSIBLE
PRICE POINTS

OPTIMAL
LOCATIONS

COMMUNITY

ON SITE
MANAGEMENT

SMART
EXPANSION

Traction

Multiple locations, 173 workspaces

b[x] has built three locations in Brooklyn, NY as well as grown a vibrant, engaged and dedicated community of creators. A proven product.

93% OCCUPANCY RATE

65% GROSS MARGIN

47% ANNUAL RETENTION

17 ¾ mo AVG MEMBERSHIP LENGTH



Revenue

- b[x]1
- b[x]2
- b[x]3
- b[x]4 expansion

$1,100,000
$825,000
$550,000
$275,000
$-

2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

Customers



b[x] is the space to create for hundreds

With over two hundred active members, b[x] is the go-to coworking solution for hundreds of creators in the New York area. Example of members include VR & AR coders/designers, custom tailors, artisan soap makers, fine artists, photographers, an indie cosmetics company, sculptors, animators, fashion designers, jewelry fabricators, micro-manufacturers and many others.



yelp
b[x] - space to create
12 reviews
Details
A L.
New York, NY
3 friends
5 reviews
5/31/2017
Been there from the beginning, was very sad I had to leave (due to growth). These guys are incredibly responsive and professional and run a clean tight ship. A great place to realize and actualize your your dreams and make them a reality.

Google
Reviews
5.0 ★★★★★ 11 reviews
Ah lalala
1 review
★★★★★ 5 days ago
I had to address here to the public that this place is awesome! And by awesome I meant management is marvelous- to the point that I don't believe there is a better managed studio space in existence in the borough of Brooklyn. SERIOUSLY ... More
Like

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4.8 out of 5
Based on the opinion of 25 people
Chris Botta reviewed Bx space to create — 5★
March 17, 2017 ·
Have had my business here for 3 years. This place attracts professional, friendly people. The owner, Rafael, and his team are always working to improve the space through events and new amenities. I can't say enough good things about my experience here!

Business model

- Multiple price points
- Month-to-month flexibility
- Amenities tailored to creators



WORKSPACES
$150 - $825
monthly membership



65% GROSS MARGIN

Market



AN UNTAPPED MARKET

4.23 Million

MAKERS, BUILDERS, TECHNOLOGISTS & ARTISTS

in need of a place to work and connect

ANNUAL REVENUE TARGET



$262 Million

WITH 1% MARKET PENETRATION

in the United States alone

Competition

	on site staff	month-to-month flexibility	utilities included	conference room	kitchen	internet/wifi Included	package/mail concierge
b[x]	✓	✓	✓	✓	✓	✓	✓
Active Space	X	X	✓	X	X	✓	X
Bogart Building	✓	X	X	X	X	✓	X
Brooklyn Fire Proof	✓	X	X	X	X	X	X
Maker Space	✓	✓	✓	✓	✓	✓	X
Mana Contemporary	✓	X	✓	✓	X	✓	✓
Morgan Fine Arts	✓	X	X	X	X	X	X
Rockwall Studios	✓	X	X	X	✓	✓	X
The 1896	X	X	✓	X	X	✓	X

Self funded to date

b[x] bootstrapped the opening of its first three locations. Now we are raising investor funds to accelerate our expansion for b[x]4 and beyond.

What's next

On track for Mar 2019 start date for b[x]4



Apr 2018
Three locations
143 Units

Sep 2018
b[x] App launched

Mar 2019
Secure b[x]4 lease
Start construction

Jul 2019
b[x]4 opening

Aug 2018
Added 30 new units
173 units total

Nov 2018
Crowdfunding
round

Apr 2019
Commence
b[x]4 presale
campaign

Q3 2019+
b[x]
expansion
continues

Team



Rafael Alvarez
CEO

Rafael built our first location, b[x]1, in 2008. Since then, he has overseen design and construction of the additional b[x] properties, while perfecting the b[x] business model and building the founding team. He is a solutions-driven, creative visionary with a knack for seeing trends and capitalizing on them.

Rafael has a professional background in civil engineering, with 12 years of experience, 9 of those at Perini Corp. There, he excelled as a leader in three critical departments: Estimation, Design, and Field Supervision while successfully leading project teams on many large-scale infrastructure projects. Additionally, Rafael has over 20 years of engineering and contracting experience in commercial and residential constructions and renovations. He has earned a BS in Civil Engineering from Manhattan College.



Vincent Benedetto
COO

Vincent joined Rafael to build b[x]2 in 2011. In his role a Chief Operating Officer, Vincent leads in accordance with the company's overall vision and objectives. He coordinates development and implementation of the operational infrastructure and monitors the effectiveness of systems, processes, personnel, marketing, payroll, equipment and materials acquisitions.

Prior to b[x], Vincent founded multiple healthcare facilities across New York and New Jersey, and developed integrated care models between those facilities and larger hospitals including: Mt. Sinai Hospital, Bronx-Lebanon Hospital Center, The Acacia Network, and Montefiore Medical Center. He has earned a BS, MS and Doctorate in Physical Therapy from D'Youville College.



Alex Golimbu
Chief Strategy Officer

Alex is a successful entrepreneur expert at growing profitable start-ups from infancy through late-stage growth and acquisition. He is adept at combining leadership with creativity and team-building to guide organizational success. His proficiency at simultaneously managing multiple departments while aligning all towards ultimate company goals has proven critical throughout his career.

In his roles as Chief Strategy Officer, Alex brings his executive leadership skills and deep strategic experience to guide b[x]'s growth and expansion while minimizing risk, managing corporate governance and fostering the b[x] culture.

Prior to joining b[x], Alex founded Morpheus Media in 2001, growing it from a tiny startup to a premier independent digital marketing agency and guiding the company through its acquisition in 2011. Alex has also served as President - North America of Qmee, Head of Digital for Out There, and as COO of Guardian News & Media US and legaltech startup Justly. He is also an experienced litigator and General Counsel.

Alex brings to b[x] 20+ years of experience in executive leadership, media, marketing, digital operations, technology and law. He has earned a BS in Economics from Boston College and a JD from New York Law School.



Pia Coronel
Head of Experience

Pia Coronel is a community builder, artist, curator, and growth hacker dedicated to sharing knowledge; helping communities grow and guiding teams to develop creative programs and outreach. As a creator, she understands the power of ideas and the value in sharing.

With over a decade of experience in the arts, she has developed a programmatic approach to curatorial projects focused on growth and collaboration. She is b[x]'s guide to building the best culture and programming for our members so they may thrive and prosper.

In 2014, she co-founded NYC Creative Salon, a platform for building community through creative dialogue. In 2015, she started art+tech, a monthly forum and platform for collaborative dialogue between tech professionals and new media artists.

Pia attended School of Visual Arts and International Center of Photography. She earned her BA, cum laude from UMASS-Amherst in Psychology and Communications.



Noah Workman
Head of Creative

Noah Workman brings more than a decade of expertise in content development, creation and media planning. Twelve years ago, he co-founded Iris MediaWorks to integrate the latest technology with purpose driven storytelling, partnering with a diverse range of clients, to strategize, plan, and create exceptional content that transforms opinions, drives sales, articulates brand values and delivers a clear strong return on investment.

As b[x]'s lead story-teller and content creator, Noah effectively communicates not only the brand messaging of b[x], but the joy in which we celebrate b[x] through the great work our members have done here.

A graduate of NYU's interdisciplinary program at Gallatin, Noah has produced six feature films. His work can be seen on a variety of platforms including Netflix, Hulu, Amazon, Sundance Channel digital and new media companies including Mashable, Refinery29, Facebook Live, The Scene and YouTube.

Why invest in b[x]?

- **Large untapped growing market** of creator class professionals
- **Explosive global growth of coworking sector** of real estate industry
- **Proven business model** and **executional track record**
- **Experienced management** team

○ **Catalyst** for growth of US **micro-manufacturers**

Join us in transforming creator coworking!



space to create

Team			
	Rafael Alvarez	Founder	CEO
	Vincent Benedetto	Co-Founder / COO
	Alex Golimbu	Co-Founder/CSO
	Pia Coronel	Head of Experience
	Noah Workman	Head of Creative

Perks

FAQ

EXHIBIT D

Form of Crowd SAFE

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

BX SPACES LLC

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

This Series 2019 Crowd SAFE (this "**Crowd SAFE**") certifies that in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE] (the "***Investment Date***"), BX SPACES LLC, a Delaware limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 10%.

The "**Valuation Cap**" is $22,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(e) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of Preferred Securities or Common Securities, as applicable, sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Securities

or Common Securities, as applicable, shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(e) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of units of the most recent issued Preferred Securities equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Securities granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Securities issued in connection with the Company's most recent Equity Financing.

(c)   **Right of Repurchase.** If at the seven (7) year anniversary of the Investment Date ("**Anniversary**") this Crowd SAFE has not terminated pursuant to Section 1(e), the Investor will have ninety (90) calendar days from the Anniversary ("**Repurchase Period**") to notify the Company in writing of the Investor's desire for the Company to repurchase this instrument ("**Repurchase Request**") for the product of (A) the Purchase Amount and (B) one and a half (1.5) (such product, the "**Repurchase Amount**"). Upon the expiration of the Repurchase Period, the Company will have fifteen (15) calendar days to pay the Investor the Repurchase Amount. If the Company does not have sufficient liquid funds to make all Repurchase Amount payments due under the issued and outstanding Series 2019 Crowd SAFEs in full, then the Company may either (i) allocate its liquid funds pro-rata to all Repurchase Amounts and provide a debenture for the remainder of the Repurchase Amount, or (ii) provide a debenture for the entire Repurchase Amount. The debenture will have the face value of either the partial or full Repurchase Amount, as applicable, and annual simple interest of ten-percent (10%) and a maturity of the earlier to occur of (x) an Equity Financing, (y) a Liquidity Event, or (z) a Dissolution Event (all maturity events, as defined by this instrument).

(i)   The Company will have no duty to announce the start of the Repurchase Period. Repurchase Requests must be made by providing notice in compliance with Section 6(c), during the Repurchase Period. For the purposes of this Section 1(c), a calendar day will begin and end as determined by the local time in New York, NY. In the event the Investor notifies the Company of the Repurchase Request after the Repurchase Period expires, the Investor will have no right to the Repurchase Amount.

(ii)   A Repurchase Request will be irrevocable, except as waived by the Company in its sole discretion. Investors who make a Repurchase Request will have no recourse in the event the Company later experiences an Equity Financing as provided in Section 1(a) or a Liquidity Event as provided in Section 1(b).

(iii)   If a Dissolution Event, Liquidity Event or event providing for termination pursuant to Section 1(e) on the basis of Section 1(a) occurs during the Repurchase Period or within fifteen (15) days thereafter, this Section 1(c) will have no force or effect.

(d)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a)-(c) subject to the preferences applicable to any series of Preferred Securities, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Securities as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Securities upon a Dissolution Event and (iii) and all holders of Common Securities.

(e)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of units in the CF Shadow Series or Common Securities to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b)-(d).

2. *Definitions*

"**Capital Stock**" shall mean the Common Securities or Preferred Securities of the Company.

"**CF Shadow Series**" shall mean a series of Preferred Securities that is identical in all respects to the shares of Preferred Securities issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Securities in an Equity Financing, the Shadow Series would be Series A-CF Preferred Securities), except that:

> (i)   CF Shadow Series unit holders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the unit holders of the Company;

> (ii)   Each of the CF Shadow Series unit holders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series unit holders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series units and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Securities of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii)   CF Shadow Series unit holders have no information or inspection rights, except with respect to such rights not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Securities**" means common limited liability company membership units of the Company or common stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(a) or 1(b). For purposes of this Crowd SAFE, "common limited liability company membership units" refers to the interests in the Company that, as of the relevant event, would be last to receive a repayment of all capital contributions made in respect to such interests.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per unit of sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "**Bankruptcy Code**"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding units of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including units of convertible Preferred Securities and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Securities pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of units of the Company's Capital Stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Securities reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Securities**" means the preferred limited liability company membership units of the Company or preferred stock of the Company, if the Company is restructured as a corporation, including the securities issuable upon the conversion of this instrument pursuant to Sections 1(b)(i) or 1(d).

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its organization, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) approvals from the Company's members or manager; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary approvals for the authorization of units of CF Shadow Series or other Capital Stock issuable pursuant to Section 1.

(e)   If the Company, prior to the conversion of this instrument, is restructured as a corporation, then it shall issue from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series or of Capital Stock, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series or Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (i) the legal requirements within its jurisdiction for the purchase of this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j) Each Investor represents that the Investor understands that any debenture provided by the Company under Section 1(c) will not be secured by any property, has an indefinite maturity and will not have priority over any other unsecured debt.

(k) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any units of Capital Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Capital Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Capital Stock or other securities, in cash, or otherwise.

(b) The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Securities or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Securities. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c) In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors or equivalent governance body to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of managers, directors or upon any matter submitted to equity holders at any meeting thereof, or to give or withhold consent to any Company action or to receive notice of meetings, or to receive subscription rights or otherwise until Common Stock has been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration

Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Brooklyn, New York. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

BX SPACES LLC

By: _____
Name: Rafael Alvarez
Title: Chief Executive Officer
Address: 203 Harrison Place, Brooklyn, NY 11237
Email: rafael@bxspaces.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Crowd Safe Date] between BX SPACES LLC, a Delaware limited liability company (the "***Company***") and [Investor Name] ("***Member***"). In connection with a conversion of Member's investment in the Crowd SAFE into Preferred Securities of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Member and OpenDeal Portal LLC (the "***Intermediary***"), as another holder of Preferred Securities of a CF Shadow Series, hereby agree to this Irrevocable Proxy (this "***Irrevocable Proxy***") as follows:

1. **Grant of Irrevocable Proxy**.

   (a) With respect to all Preferred Securities of CF Shadow Series owned by the Member as of the date of this Irrevocable Proxy or any subsequent date (the "***Interests***"), Member hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law or Section 302 of the Delaware Limited Liability Company Act, as applicable, to vote the Interests in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of this Irrevocable Proxy (rather than the Member) will vote the Interests with respect to all meetings of equity holders and other actions (including actions by written consent in lieu of a meeting) on which holders of Interests may be entitled to vote. The Intermediary hereby agrees to vote all Interests consistently with the majority of the Preferred Securities on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Member at any time with respect to the Interests.

   (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Member arising out of the Intermediary's exercise of this Irrevocable Proxy. The Member expressly acknowledges and agrees that (i) the Member will not impede the exercise of the Intermediary's rights under this Irrevocable Proxy and (ii) the Member waives and relinquishes any claim, right or action the Member might have, as an equity holder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   (c) This Irrevocable Proxy shall expire as to the Interests on the earlier of (i) the date that such Interests are converted into Common Securities of the Company or (ii) the date that such Interests are converted to cash or a cash equivalent, but shall continue as to any Interests not so converted.

2. Legend. The Member agrees to permit an appropriate legend on certificates evidencing the Interests or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Member represents and warrants to the Intermediary as follows:

(a) The Member has all necessary rights, power and authority to execute, deliver and perform his or her obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Member and constitutes such Member's legal and valid obligation enforceable against the Member in accordance with its terms.

(b) The Member is the record owner of the Interests and the Member has plenary voting and dispositive power with respect to such Interests; the Member owns no other equity of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Member is a party or bound by and which expressly require that any of the Interests be voted in any specific manner other than pursuant to this Irrevocable Proxy. The Member has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Member acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of (i) the Member and (ii) the Intermediary .

7. Controlling Provisions. If any of the terms, conditions, or provisions of this Irrevocable Proxy are inconsistent or contrary to the terms in the Crowd SAFE, such Crowd SAFE shall control.

8. Assignment.
    (a)   In the event the Member wishes to transfer, sell, hypothecate or otherwise assign any Interests, the Member hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
    (b)   The Intermediary may transfer its rights under this instrument after giving prior written notice to the Member.

9. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(Signature page follows)

INVESTOR: **INTERMEDIARY:**

By: By: _____
Name: Name:
Date: COO, OpenDeal Portal LLC d/b/a Republic
                                                 Date: